DENTONIA RESOURCES LTD

TSX-V : DTA

Suite #880 – 609 Granville Street, P.O. Box 10321 Pacific Centre,
Vancouver, BC. V7Y 1G5 Tel: (604) 682-1141 Fax: (604) 682-1144
Website: www.dentonia.net Email: dentonia@telus.net

June 7, 2007

File #82-627

07024570

Securities & Exchange Commission
Office of International Corporate Finance
450 – 5th Street NW
Washington, D.C.
20549

SUPPL

Dear Sirs/Mesdames:

Re: News Release dated June 7, 2007

Enclosed is a copy of our News Release dated June 7, 2007 for your records.

Please call our office if you have any questions.

Yours truly,

DENTONIA RESOURCES LTD.

Adolf A. Petancic
President

Enclosure

dw 6/20

DENTONIA RESOURCES LTD.

TSX-V : DTA

P.O. Box 10321 Pacific Centre, Suite #880 – 609 Granville Street,
Vancouver, BC. V7Y 1G5 Tel: (604) 682-1141 Fax: (604) 682-1144
Website: www.dentonia.net Email: dentonia@telus.net

June 7, 2007 For Immediate Release

UPDATE

- **BULK TEST OF THE +9 HECTARE DO27 KIMBERLITE PIPE, WO DIAMOND PROJECT, LAC DE GRAS, NWT**
- **AMEC STUDY**
- **MOLYBDENUM PROSPECTS**

At a partners' meeting held on Friday, June 1, 2007, Peregrine Diamonds Ltd. ("Peregrine"), the operator, advised that the total kimberlite tonnage recovered from the DO27 kimberlite pipe, excluding the Kennecott bulk sample in 1993/1994, is as follows:

Year	Wet Tonnes
2005	168
2006	566
NE Lobe 2006/2007	421
Main Lobe 2006/2007 (Lake covered)	2,230
	3,385

Total expenditures on the WO Diamond Project, excluding Kennecott's expenditures, up to May 31, 2007 was the sum of $51,439,353 of which DHK Diamonds Inc. [Dentonia 37.5%, Kettle River 37.5%, Horseshoe 25%] contributed, to date, $5,021,947 plus a 5% management fee, leaving a balance, in the case of DHK Diamonds Inc. ("DHK") of $546,888 owing. DHK agreed to make this payment before the end of July.

Due to favourable weather and the ice conditions on the lake covering the Main Lobe of the DO27, the bulk sampling was extended to May 4, 2007. 22 LDRC (Large Diameter Reverse Circulation) holes were drilled on the Lake into the Main Lobe and 6 land based holes into Northeast Lobe, or in total 5,639 meters (average depth per hole over 200 meters) were completed, extracting, in total, 2,651 wet tonnes of kimberlite.

This kimberlite material of 2,651 tonnes, was placed in 1,701 sealed bags, and shipped to the Ekati sampling plant, and is currently being processed. It is anticipated that this process will be completed some time in August.

Peregrine also proposed, which was accepted by the joint venture partners, to drill an additional 8 to 10 delineation core holes from land into the Main Lobe of the DO27, starting after break-up, sometime in July.

This program, when completed, together with the results of the bulk sampling programs and earlier core drilling will be sufficient for a prefeasibility and scoping study to assess the commerciable viability of the DO27 kimberlite pipe.

AMEC, an international consulting firm, has been retained to prepare a preliminary technical assessment report, expected to be completed by the end of July 2007, to investigate and study a novel idea, the concentrating and upgrading of the kimberlite by scrubbing and washing, prior to diamond recovery processing, thereby reducing operating costs.

This summer/fall program, including the AMEC study, is estimated to cost in total $5,065,105 or in the case of DHK $575,999, including a management fee of 5%. DHK has agreed to make that cash call some time before the end of September 2007.

By way of explanation, the 1994 Kennecott bulk sample (3,003 tonnes) sampled almost exclusively the Northeast Lobe with a "Y" shaped underground drift, at one level, 100 meters below surface, and only marginally penetrated into the Main Lobe by the southern drift, a few meters. The current bulk sample, 22 LDH (2,230 tonnes) sampled the Main Lobe, and 6 LDH (421 tonnes) sampled the Northeast Lobe, or in total 2,651 tonnes, providing a more representative sample of the DO27.

The Northeast Lobe can be further subdivided into an Upper and Lower VK (Volcanic Clastic) units, the Lower VK unit into 5 sub-units, these sub-units have different grades and different diamond populations, facts not recognized in 1994.

An infrared study of some of the diamonds from the 1994 bulk sample, suggest the presence of three (3) groups of diamonds within the 1994 sample, and of particular note, was the presence of nitrogen-free diamonds (5%) within this sample (in 1998, Davies et al. observed that 35% of the diamonds within their 1994 sample were nitrogen free.)

In a report written for Dentonia in 1999 by Dr. Felix Kaminsky et al. "Infrared Study of Diamonds from DO27 Kimberlite Pipe, NWT, Canada", they observed, to quote:

> "The presence of abundant nitrogen-free diamonds in the DO27 pipe is promising, as deposit with relatively high abundance of nitrogen-free diamonds reportedly hosts very large (over 100cts) diamonds (E. Sobolev 1984, Kaminsky et al., 1988)."

The fact that different groups of diamonds exist within the Northeast Lobe of the DO27, as suggested by the Infrared Study in 1999, appears to have been borne out by subsequent NQ core drill results, and confirm the existence of different horizons or units within the Northeast Lobe.

It should also be noted that the bulk samples in 2005 and 2006 increased the grade from the 1993/1994 bulk sample by an approximate factor of 3 and the value of diamonds by similar factor or in total by a factor of approximately 9 for the value per tonne.

Currently, Dentonia has approximately $892,000 in its accounts, $372,000 in the flow-through funds, $520,000 in hard money funds, sufficient to make its pro rata contributions to DHK as required.

MOLYBDENUM PROSPECTS

Due to delays in obtaining an exploration permit, and continuous negotiations with the Sechelt First Nation band, exploration at the Don Prospect, Brittain River, Jervis Inlet, B.C. has been suspended, for the time being. Dentonia is in the process of posting a $5,000 security bond (reclamation) in favour of the Province of British Columbia and should obtain a permit in due course.

In the case of the Lennac Prospect, Babine Lake area, central B.C., Dentonia has filed an application to obtain a work permit and anticipates that such permit will be issued in time for a $250,000 drill program in August 2007. A drill rig has been secured.

For details of these 2 prospects, please refer to news release dated February 23, 2007 on Dentonia's website at www.dentonia.net.

DENTONIA RESOURCES LTD.

"Adolf A. Petancic"

Adolf A. Petancic
President

END